UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: December 19, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 19, 2011, entitled “A Leakage Found in Zhuhai Terminal’s Subsea Pipeline”.

Exhibit 99.1

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

A Leakage Found in Zhuhai Terminal’s Subsea Pipeline

(Hong Kong, December 19, 2011) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 0883) announced, its subsidiary Zhuhai Hengqin gas processing terminal (“Zhuhai Terminal”) today received notification from Zhuhai Maritime Safety Administration (“Zhuhai MSA”) that a leakage was found in the nearby subsea gas pipeline of the Zhuhai Terminal.

After the incident occurred, CNOOC Limited Shenzhen Branch immediately launched the subsea pipeline leakage emergency plan and shut down the production of relevant platforms of PY30-1 and HZ21-1 fields. Currently the terminal is under accelerated depressurization process. This incident neither caused any injuries nor environmental pollution, and the situation is under control.

To deal with this incident, the Company has endeavored to release the natural gas remained in the pipeline, to monitor the situation closely, and to set up alert zone around the area where the incident took place, as well as to seek other preventive measures. The Company has already through the Zhuhai MSA emitted the navigation warnings, evacuated adjacent vessels, and through the local government notified the nearby residents that might be affected.

Due to this incident the Company's net production will be affected by approximately 160 mcf per day (around 26,700 boe per day).

The cause of the incident is still under investigation. The Company will actively study and come up with solutions to repair the pipeline, in order to resume the operation of the Zhuhai Terminal as soon as possible.

Zhuhai Terminal, located in Hengqin island of Zhuhai city, is the gas processing terminal for the joint development gas project of PY30-1 gas field and HZ oil field.

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes reasonable under the circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties which could cause the actual results, performance and financial conditions to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company has filed from time to time with the United States Securities and Exchange Commission, including 2010 Annual Report on Form 20-F filed on April 29, 2011.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.
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For further enquiries, please contact:
Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Angela Hui
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8091
Fax: +852-2510-8199
E-mail: angela.hui@knprhk.com